Exhibit 99.1

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PETROCHINA COMPANY LIMITED
(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 857)
ANNOUNCEMENT
RESULT OF THE ISSUE OF THE FIRST TRANCHE OF
MEDIUM-TERM NOTES IN 2010

The Company and all Board members warrant that there are no material omissions from, or misrepresentation or misleading statements contained in this announcement, and jointly and severally accept full responsibility for the truthfulness, accuracy and completeness of the information contained in this announcement.
PetroChina Company Limited (the “Company”) issued the first tranche of medium-term notes in 2010 (the “Issue”) on 5 February 2010, and the full amount of the proceeds were received on 8 February 2010. Details of the results of the Issue are set out below:

Name of medium-term notes	First Tranche Medium-term Notes of PetroChina Company Limited in 2010	Abbreviation of medium-term notes	10 PTR MTN1 (10MTN1)
Code of medium-term notes	1082015	Term of medium-term notes	7 years
Coupon	Fixed interest	Tender date for issue	5 February 2010
Total size issued	RMB11 billion	Total size proposed to be issued	RMB11 billion
Issue price	RMB100 for nominal value of RMB100	Nominal interest rate	4.60% per annum
Lead underwriters	CITIC Securities Company Limited, China Construction Bank

Relevant documentation in relation to the Issue has been published on the websites of ChinaMoney (http://www.chinamoney.com.cn) and ChinaBond (http://www.chinabond.com.cn) respectively.

By order of the Board PetroChina Company Limited Li Hualin Secretary to the Board
11 February 2010
Beijing, the PRC
As at the date of this announcement, the Board of Directors comprises Mr Jiang Jiemin as the Chairman; Mr Zhou Jiping (Vice Chairman) and Mr Liao Yongyuan as executive Directors; Mr Wang Yilin, Mr Zeng Yukang, Mr Wang Fucheng, Mr Li Xinhua, Mr Wang Guoliang and Mr Jiang Fan as non-executive Directors; and Mr Chee-Chen Tung, Mr Liu Hongru, Mr Franco Bernabè, Mr Li Yongwu and Mr Cui Junhui as independent non-executive Directors.

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